                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                   Commission File Number 1-8019
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                           NOTIFICATION OF LATE FILING

     (Check One):  [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
[ ] Form N-SAR  [ ]Form N-CSR

     For Period Ended: December 31, 2002
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended:
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     Read attached  instruction  sheet before  preparing  form.  Please print or type.

     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant Provident Financial Group, Inc.
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Former name if applicable
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Address of principal executive office (Street and number)
One East Fourth Street
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City, state and zip code Cincinnati, Ohio 45202
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                                      -2-

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

[X] (a) The  reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
        10-K,  Form  20-F,  Form  11-K,  Form  N-SAR or Form  N-CSR,  or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject  quarterly  report or transition report on Form 10-Q, or portion thereof,  will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The  accountant's  statement or other exhibit required by Rule 12b-25(c)
        has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable  detail why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR,
N-CSR, or the transition  report or portion  thereof,  could not be filed within the prescribed time period.

     When filed,  the Form 10-K will present  restatements  of the  Registrant's financial  statements  from 1997.  Management and the  Registrant's  independent auditors,  Ernst & Young LLP, are not able to complete the Form 10-K  containing the restatements by the filing date of March 31, 2003.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and  telephone  number  of person  to  contact  in  regard to this notification

         James R. Whitaker, Esq.                 (513)         639-4470
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        (Name)                                   (Area Code)  (Telephone Number)

     (2) Have all other periodic  reports  required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940  during the  preceding  12 months or for such  shorter  period  that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                                Yes [X]   No [ ]

                                      -3-

     (3) Is it anticipated that any significant  change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                Yes [X]   No [ ]

     If so: attach an explanation of the anticipated  change,  both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

     The  Registrant  discovered  errors in the  accounting  for nine auto lease transactions and, as a result, has made changes to the accounting methodology it uses to account for, and recognize income under,  its leases.  The Form 10-K for
2002 will contain restatements which will present lower net earnings and balance sheet  changes  than  reported  in its Form  10-K for 2001.  Preparation  of the restatements has not been completed.

     Exhibit 99. Letter from Ernst & Young LLP

                        Provident Financial Group, Inc.
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                       (Name of Registrant as Specified in Charter)

     Has caused this  notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  April 1, 2003                 By /s/Christopher J. Carey
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                                       Christopher J. Carey,
                                       Executive Vice President and
                                        Chief Financial Officer